Exhibit 99.2

EVOGENE LTD.
13 Gad Feinstein St., Park Rehovot
Rehovot 7638517, Israel

__________________________

PROXY STATEMENT

_________________________

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2024 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2024 Annual General Meeting of Shareholders that was published by the Company on April 30, 2024. The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, June 6, 2024, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

The notice of annual general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.02 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about May 6, 2024.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Friday, May 3, 2024, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.
Re-election of each of (a) Ms. Sarit Firon, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Prof. Oded Shoseyov, (e) Mr. Dan Falk, and (f) Mr. Nir Nimrodi; to serve as a director of the Company, until the Company’s next annual general meeting of shareholders and until his or her successor is duly elected and qualified.

2.
Approval of a reverse share split of the Company’s ordinary shares in the range of 2:1 up to 20:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board, within 12 months of the Meeting; and to amend the Company’s Articles of Association accordingly.

3.	Adoption of a new compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law).

4.	Approval of the grant of options to purchase 500,000 of the Company’s ordinary shares to the Company’s President and Chief Executive Officer, Mr. Ofer Haviv.

5.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2023.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all of the above proposals.

a)	Quorum

As of the close of business on April 29, 2024, we had 50,659,355 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing at least twenty-five percent (25%) of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

b)	Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

In addition, the approval of Proposals 3 and 4 are subject to satisfaction of one of the following additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposals 3 and 4 and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company as detailed below) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposals 3 and 4, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to Proposals 3 and 4.

 Contacting the Company can be made via registered mail to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Guy Kofman, Legal Advisor, or Nitsan Deutsch, VP Legal Affairs & Company Secretary, or via e-mail: guy.kofman@evogene.com; nitsan.deutsch@evogene.com. A shareholder may also indicate on the above when attending the meeting in person.

c)	Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 3, 2024, or which appear in the participant listing of a securities depository on that date.

d)	How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

e)	Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, American Stock Transfer & Trust Company. The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Guy Kofman, Legal Advisor or Nitsan Deutsch, VP Legal Affairs & Company Secretary, or email it to us at e-mail addresses: guy.kofman@evogene.com; nitsan.deutsch@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 p.m., Eastern time, on June 5, 2024, for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 11:00 a.m., Israel time, on June 6, 2024. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card. If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1, 2, 3, or 4 your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.

f)	Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on June 5, 2024, to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

g)	Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on April 30, 2024 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (May 3, 2024). Please then deliver, mail (via registered mail) or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Guy Kofman, Legal Advisor, or Nitsan Deutsch, VP Legal Affairs & Company Secretary, e-mail addresses: guy.kofman@evogene.com; nitsan.deutsch@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 11:00 a.m., Israel time, on June 6, 2024) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than six (6) hours before the time fixed for the Meeting (i.e., by 9:00 a.m., Israel time, on June 6, 2024). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 6, 2024. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of the Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B. (Compensation) of our 2023 Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC on March 28, 2024 (the “2023 Form 20-F”), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2023. Item 6.C. of our 2023 Form 20-F (Board Practices) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2023 Form 20-F (which we incorporate by reference herein) to obtain additional information.

Diversity of the Board of Directors

For certain information regarding the composition of our Board in accordance with Nasdaq Rule 5605(f) and related instructions, see our 2023 Form 20-F.

PROPOSAL 1
RE-ELECTION OF EACH OF (A) MS. SARIT FIRON (INCLUDING HER APPOINTMENT AS
CHAIRPERSON OF OUR BOARD), (B) DR. ADRIAN PERCY, (C) MR. LEON Y. RECANATI, (D)
PROF. ODED SHOSEYOV, (E) MR. DAN FALK, AND (F) MR. NIR NIMRODI TO SERVE AS A
DIRECTOR OF THE COMPANY

Background

Under our Articles of Association and the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a term that concludes at the next annual general meeting of shareholders. Our Board, based on the recommendation of our compensation and nominating committee (in its role as nominating committee), which we refer to in this Proposal 1 as the Nominating Committee, has nominated each of (a) Ms. Sarit Firon, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Prof. Oded Shoseyov, (e) Mr. Dan Falk, and (f) Mr. Nir Nimrodi, each of whom is a current director of our Company, for re-election, to hold office until our next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles of Association.

Under the Companies Law and our Articles of Association, the re-election and election of each director requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Each of the six nominees has been determined by our Board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market LLC, or Nasdaq. Therefore, to the extent that all of the nominees are re-elected or elected, as applicable, we will be able to maintain our compliance with the requirement under the Nasdaq Listing Rules that a majority of the Company's directors must be independent.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provide details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for re-election as a director has consented to be named and has agreed to serve as a director, if re-elected. Our Nominating Committee recommended to our Board that each such director be nominated to serve for an additional term.

Biographical Information for Nominees

We have provided the following biographical information regarding the background and experience of each nominee for re-election, which is based upon the records of the Company and information provided to us by the nominees:

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016, and as chairperson since August 2021. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early-stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund, between 2016 and 2019. She has served at Extreme Reality Ltd., as its Chief Executive Officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq: CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Between July 2015 and February 2018, she served as chairperson of the board of directors of myThings Israel Ltd. Between September 2014 and August 2017, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq: MDWD), and between June 2012 and August 2016, Ms. Firon served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS: MTLK). Ms. Firon serves on several boards of directors of Team8 Capital portfolio. In addition, since November 2016, she has served as a board member and chairperson of the audit committee of Perion Network Ltd. Since August 2018, she has served as a board member of Splacer Ltd. Since August 2020 she has served as a board member of Friends of the Weizmann Institute.   Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Mr. Dan Falk has served as a director of our Company since he was appointed by the Board in November 2021. Mr. Falk has extensive experience of more than 20 years in serving as a financial expert on public and private company boards, most recently on the boards of Nice Ltd. (NASDAQ: NICE), Ormat Technologies Inc. (NYSE: ORA) and Innoviz Technologies Ltd. (NASDAQ: INVZ). Additionally, in the past Mr. Falk held various executive positions in Orbotech Ltd. between 1985 and 1999, and Sapiens International Corporation (NASDAQ: SPNS) between 1999-2001. Mr. Falk holds a B.A. in Economics and Political Sciences, and an M.A. in Business Administration both from the Hebrew University of Jerusalem, Israel.

Mr. Nir Nimrodi has served as a director of our Company since he was appointed by the Board in September 2022. He was a consultant to the Board of our Company from April 2020 until September 2022. Mr. Nimrodi have been the Chairman and Chief Executive Officer of Accellix Inc, a leading cell therapy analytical company, since May 2019. Mr. Nimrodi has also served as a director of OdysightAI since August 2023. Mr. Nimrodi brings more than 25 years of diverse international experience in both start-ups and large global businesses in the life science, pharmaceutical, and biotechnology industries. Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology from March 2014 to April 2019. Prior to Intrexon, Mr. Nimrodi held several executive roles at Life Technologies Inc (now part of Thermo Fisher). While at Life Technologies, Mr. Nimrodi served as Chief Executive Officer and Board Member of Life Technologies Israel from January 2007 to December 2008, Head of Protein Technologies from December 2008 to December 2010, as well as Vice President and General Manager of Food Safety and Animal Health from December 2010 to March 2014. Prior to his seven years at Life Technologies, he was the Chief Executive Officer of Proneuron Biotechnologies Inc. from February 2002 to December 2006 and Mindsense Biosystems Ltd. from June 1999 to February 2002. Earlier in his career, Mr. Nimrodi was a Director of Finance for Teva Pharmaceuticals Ltd. from April 1995 to June 1999. Mr. Nimrodi holds a B.A. in Economics and an MBA from the Tel Aviv University, Israel.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of AgPlenus Ltd., BioLumic Ltd., Nufarm Ltd. and FungiAlert Inc.  (dba FA Bio). He is a member of the science and technology boards of Oerth Bio LLC, Harpe BioHerbicide Solutions Inc., and Biotalys NV. Dr. Percy is serving as the Executive Director of the N.C. Plant Sciences Initiative at NC State University since 2021. Dr. Percy is currently a venture partner with Finistere Ventures and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience SA between 2000 and 2002, Rhone Poulenc SA between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham, England.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairperson and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer or chairperson positions at IDB Holding Corporation, Clal Industries, Azorim Investment Development and Construction Co., Delek Israel Fuel Corporation, and Super-Sol. He also founded Clal Biotechnologies Industries, a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA from The Hebrew University of Jerusalem, Israel, and Honorary Doctorates from the Technion Institute of Technology, Israel, and Tel-Aviv University, Israel.

Dr. Oded Shoseyov has served as a director of our Company since November 2018. Dr. Shoseyov is the scientific founder of 18 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano materials Ltd., Melodea Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., SavorEat Ltd., Rnway Ltd., Wonder Veggies Ltd., Seekwell Ltd. and Karme Yosef Winery. Dr. Shoseyov is a faculty member of The Hebrew University of Jerusalem, Israel, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group’s focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 350 scientific publications and is the inventor or co-inventor of 103 patents. Dr. Shoseyov is a TED speaker and a co-owner and winemaker of Bravdo winery. Dr. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Dr. Shoseyov holds a B.Sc., an M.Sc. and a Ph.D. from The Hebrew University of Jerusalem, Israel.

 Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Ms. Sarit Firon (the chairperson of our Board of Directors) be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until her successor is duly elected and qualified.”

(b) “RESOLVED, that Dr. Adrian Percy be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(c) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(d) “RESOLVED, that Prof. Oded Shoseyov be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(e) “RESOLVED, that Mr. Dan Falk be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(f) “RESOLVED, that Mr. Nir Nimrodi be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

Required Vote

The approval of the re-election of each of the six directors requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote FOR the re-election of each one of the six directors, in each case to serve on our Board until the next annual general meeting of shareholders of the Company.

PROPOSAL 2
REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES IN THE RANGE OF 2:1 UP
TO 20:1, TO BE EFFECTED AT THE DISCRETION OF, AND AT SUCH RATIO AND IN SUCH DATE
AS SHALL BE DETERMINED BY, THE BOARD WITHIN 12 MONTHS OF THE MEETING; AND TO
AMEND THE COMPANY’S ARTICLES OF ASSOCIATION ACCORDINGLY

Background

Purpose and Effect of the Reverse Split

On September 18, 2023, we received a notification from Nasdaq that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that we had 180 calendar days, until March 18, 2024, or the “Initial Period, to regain compliance with the minimum bid price requirement.  We can regain compliance, if by the end of the Initial Period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days. On March 20, 2024, we announced that we received a letter from Nasdaq pursuant to which Nasdaq granted us an extension until September 16, 2024, to regain compliance with the minimum bid price requirement.  If we cannot demonstrate compliance by the end of such additional period, the Nasdaq staff may notify us that our ordinary shares are subject to delisting. If our ordinary shares’ bid price does not demonstrate compliance by itself during the abovementioned timeframes, the proposed reverse share split is intended to adjust our ordinary shares’ bid price. If the reverse share split is authorized by our shareholders, our Board will have the discretion, within 12 months following the date of the Meeting, to implement the reverse share split at a ratio within the range that was approved by the shareholders or effect no reverse share split at all.

Due to the decrease in the share price of the Company’s ordinary shares, we believe that a reverse share split of our ordinary shares is advisable in order to make our ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our Board believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares.

We are therefore seeking approval of the shareholders to approve a reverse share split of the Company’s ordinary shares in the range of 2:1 up to 20:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by the Board, or the Reverse Split, if so determined eventually; and to amend the Company’s Articles of Association accordingly. If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide whether to implement the Reverse Split and the exact ratio for the Reverse Split within the range. Following such determination, if any, by our Board, we will issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio selected by the Board and the par value per ordinary share will be increased proportionately. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the Evogene Ltd. 2002 Share Option Plan, Evogene Ltd. 2003 Key Employee Share Incentive Plan, Evogene Ltd. 2013 Share Option Plan, and Evogene Ltd. 2021 Share Incentive Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding RSUs under the plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split.  Instead, all fractional shares will be rounded to the nearest whole ordinary share.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles of Association and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company’s ordinary shares will likely be delisted from trading on Nasdaq . Delisting could also negatively impact the Company’s ability to secure additional financing.  Accordingly, the Board recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board and announced by the Company and authorize the Company to amend the Articles of Association accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split and our Board decides to effectuate the Reverse Split, each block of 2 to 20 (depending on the Reverse Split ratio) ordinary shares issued and outstanding will be reclassified and changed into one fully paid and nonassessable ordinary share of the Company. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the Reverse Split ratio.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees (including members of the TASE) will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares. No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles of Association, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Code, U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect.  This summary also assumes that the ordinary shares prior to the Reverse Split, or the Old Shares, were, and the ordinary shares after the Reverse Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

                We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts.  Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

We believe that the Company was a PFIC for the taxable year ended December 31, 2023, and may be a PFIC for the taxable year ending December 31, 2024. However, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2024, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

THE U.S. CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER.  ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares in the range of 2:1 up to 20:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board of Directors of the Company within 12 months of the Meeting; and to amend the Company’s Articles of Association accordingly.”

Required Vote

The approval of the Reverse Split (and to amend the Articles of Association accordingly) requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes.

Board Recommendation

Our Board unanimously recommends a vote FOR the reverse share split of the Company’s ordinary shares in the range of 2:1 up to 20:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by the Board (if so determined) within 12 months of the Meeting; and to amend the Company’s Articles accordingly.

PROPOSAL 3
ADOPTION OF A NEW COMPENSATION POLICY FOR THE COMPANY’S OFFICE HOLDERS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee) and our shareholders, are each required to approve and adopt the compensation policy once every three years. The compensation policy sets forth a framework for the terms of office and employment of our office holders, including with respect to the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation (including in connection with termination of services or change of control over the Company), as well as exemption from liability, insurance or indemnification.

Evogene’s compensation policy was last re-approved, in its updated form, by our shareholders at our annual general meeting of shareholders in August 2021, in accordance with the provisions of the Companies Law. We refer to that policy as the Existing Compensation Policy.

Our compensation and nominating committee (in its capacity as the compensation committee of the Board), or the Compensation Committee, and Board reviewed our Existing Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the Compensation Committee and the Board noted that no significant changes occurred in the realm of executive compensation for public companies since the adoption of the Existing Compensation Policy, and therefore only minimal adjustment were made to the Existing Compensation Policy, which adjusted form is now being brought to the approval of the shareholders in accordance with the requirements under the Companies Law. A copy of the proposed policy is attached to this Proxy Statement as Appendix A and which we refer to as the Renewed Compensation Policy.

We have highlighted below certain key substantive features of the Renewed Compensation Policy. The following description is merely a summary of those features of our Renewed Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the Renewed Compensation Policy.

●          Variable vs. Fixed Compensation of Executive Officers:

The total annual variable compensation — consisting of target bonus and target equity-based compensation (based on the fair market value, in accordance with the methodology to be set by our Company, at the time of grant) — of each executive officer will not exceed 90% of the total compensation package of that executive officer for a given year.

●          Annual Cash Bonus:

Executive Officers (other than the CEO)

The target annual cash bonus for an executive officer, other than our chief executive officer, or the CEO, for any given calendar year, will not exceed 50% of such executive officer’s annual base salary.

The maximum annual cash bonus — including for overachievement performance— that an executive officer, other than the CEO, will be entitled to actually receive for any given calendar year, will not exceed 75% of such executive officer’s annual base salary.

In accordance with the First Appendix to the Companies Law, the Renewed Compensation Policy provides that our Company may determine that whether a cash bonus will be paid or not to an executive officer who is subordinate to the CEO may be based in whole or in part on a discretionary evaluation of his or her performance.

CEO

The target annual cash bonus for the CEO for any given calendar year will not exceed 50% of his or her annual base salary.

The maximum annual cash bonus — including for overachievement performance — that the CEO will be entitled to actually receive for any given calendar year, will not exceed 100% of his or her annual base salary.

A portion of the annual cash bonus granted to our CEO — not exceeding 25% of that annual cash bonus — may be based on a discretionary evaluation of the CEO’s overall performance by the compensation committee and the Board based on quantitative and qualitative criteria.

●          Non-Material Changes to Compensation:

The Companies Law regulations allow for a non-material change in the terms of compensation of an executive officer other than the CEO to be approved by the CEO alone. According to the Renewed Compensation Policy non-material change in the terms of compensation of an executive officer other than the CEO may be approved by the CEO alone so long as the annual total cost to our Company from that change does not exceed an amount equal to two (2) monthly base salaries of the relevant employee.

●          Automatic Update Based on Updates to Companies Law:

The Renewed Compensation Policy includes a general provision allowing Evogene to rely on any amendment to provisions of the Companies Law and any other applicable rules and regulations that facilitates Evogene’s ability to more readily approve or pay executive officer or director compensation, even if that amendment contradicts the principles of the Renewed Compensation Policy.

We believe that the proposed executive compensation framework under the Renewed Compensation Policy will be effective in achieving our objectives of:

o	hiring, motivating and retaining top-notch executive officers to lead us as we grow our business;
o	supporting our long-term strategy of disciplined investing for our future growth;
o	aligning the interests of our executive officers with those of our shareholders;
o	designing compensation packages that pay for performance and adjust for outperformance or
o	underperformance of our Company and individual executives; and
o	providing compensation packages that are competitive, reasonable and fair relative to peers and the overall market.

●          Annual Equity Awards:

The total fair market value of an annual equity-based compensation at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed with respect to each Executive Officer 500% of his or her annual base salary.

The fair market value of the equity-based compensation for the Executive Officers will be determined based on the market price of Evogene’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

We have set the maximum annual equity-based compensation levels higher than what we anticipate they will be in the immediate future, in order to provide flexibility to adjust our executive compensation program as necessary to respond retention risks and to recruiting challenges based on the competitive landscape.

●          Compensation for Directors:

The Renewed Compensation Policy also governs the compensation of our Board members and provides that our chairman and non-employee directors will be entitled to an annual cash fee retainer, up to the limits set forth in the Renewed Compensation Policy.

Under the Renewed Compensation Policy, our Board members may also be awarded annual equity-based compensation up to the limits set forth in the Renewed Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

●          Clawback:

In the event of an accounting restatement, we will be entitled to recover from our executive officers the bonus compensation or performance-based equity compensation in the amount by which that compensation exceeded what would have been paid under our financial statements, as restated.

If the Renewed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the Compensation Committee and the Board determine, after additional discussions concerning the Renewed Compensation Policy, and for specified reasons, that the approval of the Renewed Compensation Policy is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, to approve the compensation policy for the Company’s officers and directors, as detailed in the Proxy Statement, dated April 30, 2024.

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the Renewed Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a personal interest (i.e., a conflict of interest) in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposals”) A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company as detailed below) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposal 3, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to Proposal 3.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the Renewed Compensation Policy.

PROPOSAL 4

APPROVAL OF THE GRANT OF OPTIONS TO PURCHASE 500,000 OF THE COMPANY’S
ORDINARY SHARES TO THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER, MR.
OFER HAVIV

Background

Under the Companies Law, as a public Israeli company, we are generally required to obtain the approval of our Compensation Committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our President and Chief Executive Officer, Mr. Ofer Haviv, to whom we refer as our CEO. Mr. Haviv has been the Company’s President and Chief Executive Officer since December 2004.

The last grant to Mr. Haviv occurred on October 19, 2020, when he was granted options to purchase 500,000 of our ordinary shares subject to four year vesting schedule.

The Compensation Committee firmly believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. The Compensation Committee aims to foster those objectives through compensatory measures that emphasize variable, performance-based incentives that create a balanced focus on both our short-term and long-term financial, operational and strategic goals. Accordingly, On August 14 and 16, 2023, the Compensation Committee and the Board, respectively, approved a proposed equity award to our CEO comprised of options to purchase 500,000 of our ordinary shares.

The Compensation Committee believes that the proposed grant fulfills the following performance-based compensation principles that it wants to implement in our CEO’s compensation:

Compensation Principles	Description
Alignment with Company’s Strategic and Business Objectives
●  The value of the grant is linked to a performance-based metric—our share price— which aligns with our financial and operational goals and strategy, which are aimed at enhancing value for our shareholders.
●  The vesting will occur over an extended period, thereby ensuring that the grant will have value only if there is a long-term appreciation of our ordinary shares, thereby aligning our CEO’s personal interest with that of our shareholders and encouraging our Company’s achievement of strong performance over a sustained period of time.

Long-Term Performance Orientation
●   The four-year vesting period provides a long-term equity incentive to our CEO. The grant ties a substantial portion of our CEO’s compensation to achieving long-term (a four year vesting period, during which the options’ value will be tied to our share price) performance objectives that enhance shareholder value.

Balanced Mix
●  The grant helps to create an appropriate balance between current and long-term compensation and between cash- and equity-based incentive compensation:
    We provide current compensation to our CEO in the form of cash, divided between base salary and annual cash incentive/bonus, and long-term compensation in the form of equity, including the proposed share option grant.

Foster Long-Term Commitment to the Company
● The grant helps to provide our CEO with an incentive for long-term continued employment with our Company, as it constitutes a long-term equity grant that vests over four years, thereby rewarding continued service and long-term performance/appreciation of our ordinary shares.

Mitigate Unnecessary Risk	● We mitigate unnecessary risk taking by maintaining a balanced CEO compensation program that balances base compensation with incentive awards such as the proposed option grant.
Market Competitive
●  The Compensation Committee believes that the proposed grant helps to maintain the appropriate mix of compensation elements and performance metrics and targets in our CEO’s compensation package, thereby helping to retain and incentivize our CEO and having a significant impact on driving performance.

The specific terms of the proposed option grant to our CEO are as follows:

Number of ordinary shares underlying options: 500,000

Exercise price per share: NIS 3.87.

The above exercise price equals the average closing price on TASE for our ordinary shares over the thirty (30) trading days preceding the approval of the grant by our Board, being August 16, 2023.

Vesting terms:

Subject to the CEO’s continued employment by the Company, the options will vest over four years as follows: 1/16 of the options shall vest for each complete three-month period following the date of the Board meeting approving the grant on August 16, 2023.

Employment termination:

In the event of termination of the CEO’s employment with the Company, (i) all options that as of the time of such termination shall not have vested shall be canceled as of the date of such termination, and (ii) all options that as of the time of such termination shall have vested may be exercised within ninety (90) days after the date of such termination, but in any event not later than the date of expiration of the options’ term.

Acceleration of vesting:

In accordance with the terms of Mr. Haviv’s employment agreement, as amended, the vesting of the options shall be subject to the following terms of acceleration: in the event of an M&A Transaction (as described below), the vesting of all options that shall be outstanding and unvested at that time shall be automatically accelerated so that all such unvested options shall vest immediately prior to the closing of such M&A Transaction. “M&A Transaction” shall mean any of the following: (i) a merger, consolidation, recapitalization or similar event (or series of events) of the Company with or into another corporation as a result of which the shareholders of the Company holding a majority of the voting securities immediately prior to such transaction do not own a majority of the voting securities of the surviving entity; (ii) a sale or grant of perpetual exclusive license for all or substantially all of the intellectual property rights of the Company, or any other disposition of all or substantially all of the Company’s assets; and (iii) a transaction or series of related transactions in which a person or entity or group of person or entities acting in concert acquire more than fifty percent (50%) of the issued and outstanding share capital of the Company.

General terms:

The grant of the options will be effected under the Capital Gains Track of Section 102 of the Israeli Tax Ordinance, 1961, and subject to the terms and conditions of the Company’s 2021 Share Incentive Plan. The options will be held in trust by a trustee for purposes of the 20201 Share Incentive Plan. All options will expire 10 years after the grant date thereof, unless they expire earlier in accordance with the terms of the 2021 Share Incentive Plan.

Following the approval of our Compensation Committee, our Board resolved, subject to the approval of our shareholders, to approve the proposed option grant to our CEO. Each of the Compensation Committee and the Board has determined that the terms of the proposed option grant are consistent with our Renewed Compensation Policy (mentioned under Proposal 3 above), and are appropriate for an executive with the experience and professional skills of Mr. Haviv, and recommend unanimously that our shareholders approve the option grant.

According to Prof. Moshe Zviran, an independent compensation advisor, who consulted the Company with respect to the compensation elements, the economic value of the equity-based compensation of Mr. Haviv is below the 25th percentile, compared to peer companies.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the grant to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer, of options to purchase 500,000 of the Company’s ordinary shares, which will be subject to a four-year vesting, and the other terms, described in Proposal 4 of the Proxy Statement, dated April 30, 2024, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the option grant to our CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposals”) A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company as detailed below) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposal 4, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to Proposal 4.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the option grant to our President and Chief Executive Officer.

PROPOSAL 5

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE COMPANY’S
INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2024

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2023 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2024 and for the additional period until the close of the 2024 annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Principal Accountant Fees and Services

We paid or accrued the following fees for professional services rendered by Kost Forer to our Company for the years ended December 31, 2023 and 2022:

	2023	2022
Audit Fees	$190,000	$190,000
Audit-Related Fees	-	-
Tax Fees	$20,000	$20,000
All Other Fees	$10,000	-
Total	$220,000	$210,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Tax Fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

“All Other Fees” include fees for professional services rendered by our auditors for VAT consulting to one of our subsidiaries.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2023.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.”

Required Vote

The approval of the reappointment of the independent auditors requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2024 and the additional period until the 2025 annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated statements of financial position as of December 31, 2023 and the Company’s audited consolidated statements of profit or loss for the year then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2023 comprise a part of the 2023 Form 20-F, which is available at the SEC’s website, www.sec.gov, at the MAGNA website of the ISA at www.magna.isa.gov.il, and at our Company’s website at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of 2024 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the MAGNA website of the ISA, at www.magna.isa.gov.il, and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Yaron Eldad Mr. Yaron Eldad Chief Financial Officer

Dated:  April 30, 2024

Appendix A

COMPENSATION POLICY

EVOGENE LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on March 6, 2024)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Evogene Ltd. (“Evogene” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Evogene’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Evogene’s value and otherwise assist Evogene to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Evogene’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Evogene’s directors.

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Evogene’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Evogene (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In determining the terms of the compensation pursuant to this Policy, the Compensation Committee will take into consideration information prepared and presented by the Company’s management, Company’s management’s recommendations, as well as information that may be provided by third party advisors who may be engaged by the Compensation Committee from time to time.

2.	Objectives

Evogene’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Evogene’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Evogene’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	to closely align the interests of the Executive Officers with those of Evogene’s shareholders in order to enhance shareholder value;

2.2.	to align a significant portion of the Executive Officers’ compensation with Evogene’s short and long-term goals and performance;

2.3.
to provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	to strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	to provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	to maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	base salary;

3.2.	benefits;

3.3.	cash bonuses;

3.4.	equity based compensation;

3.5.	change of control provisions; and

3.6.	retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Evogene’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 90% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting this Policy, Evogene’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Evogene’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Evogene were examined and will continue to be examined by Evogene from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Evogene.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Evogene to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Evogene’s ability to attract and retain highly skilled professionals, Evogene will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in sectors that are as much as possible similar in their characteristics to Evogene, the list of which shall be reviewed and approved by the Compensation Committee. To that end, Evogene shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee (and the Board, if required by law) may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	vacation days in accordance with market practice;

7.1.2.	sick days in accordance with market practice;

7.1.3.	convalescence pay according to applicable law;

7.1.4.	monthly remuneration for a study fund, as allowed by applicable law and with reference to Evogene’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
Evogene shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Evogene’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
Evogene shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Evogene’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.
Evogene may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Evogene’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Evogene’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Evogene’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Evogene’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.
In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The performance objectives for the annual cash bonus of Evogene’s Executive Officers, other than the chief executive officer (the “CEO”), shall be approved by the Compensation Committee (and the Board, if required by law), and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, which will be based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flows and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to Evogene’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 50% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 75% of such Executive Officer’s annual base salary.

CEO

9.4.
The annual cash bonus of Evogene’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by Evogene’s Compensation Committee (and, if required by law, by Evogene’s Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

9.5.
The less significant part of the annual cash bonus granted to Evogene’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 50% % of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 75% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Evogene may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 100% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.
Signing Bonus. Evogene may grant a newly recruited Executive Officer a signing bonus.  Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 50% of the Executive Officer’s annual base salary.

10.3.
Relocation/ Repatriation Bonus. Evogene may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Evogene shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Evogene’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Evogene and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Evogene is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2 years, or based on performance. The exercise price of options shall be determined in accordance with Evogene’s policies, the main terms of which shall be disclosed in the annual report of Evogene.

12.4.
All other terms of the equity awards shall be in accordance with Evogene’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed) with respect to each Executive Officer 500% of his or her annual base salary.

13.3.
The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Evogene’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

13.4.	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Evogene may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to six (6) months in the case of the CEO and each  Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Evogene may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Evogene may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Evogene may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Evogene for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by four (4). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by ten (10). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Evogene may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Evogene all subject to applicable law and the Company’s articles of association.

20.2.	Evogene will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
the limit of liability of the insurer shall not exceed the greater of $100 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.
the Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Evogene’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Evogene shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of $100 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.
The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Evogene may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	acceleration of vesting of outstanding options or other equity-based awards;

21.2.	extension of the exercise period of equity-based grants for Evogene’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.
up to an additional six (6) months of continued base salary and benefits following the date of termination of employment, or twelve (12) months in the case of the CEO (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy; and

21.4.	a cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.
All Evogene’s non-employee Board members may be entitled to an annual cash fee retainer of up to $70,000 (and up to $140,000 for the chairperson of Evogene’s Board or lead independent director), an annual committee membership fee retainer of up to $20,000, or an annual committee chairperson cash fee retainer of up to $30,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

23.
The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.
Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.
Each non-employee member of Evogene’s Board may be granted equity-based compensation. The total fair market value of a "welcome" or an annual equity-based compensation at the time of grant shall not exceed $350,000. Such equity-based awards shall vest in accordance with a vesting schedule that may vary from a period of 6 months to 4 years.

26.
All other terms of the equity awards shall be in accordance with Evogene’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

27.	In addition, members of Evogene’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.
Nothing in this Policy shall be deemed to grant to any of Evogene’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Evogene to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Evogene and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Evogene may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Evogene and none of the provisions thereof are intended to provide any rights or remedies to any person other than Evogene.